Exhibit 99.2

LETTER OF TRANSMITTAL

to accompany certificates for Common Shares of

Oromin Explorations Ltd.

Please carefully review the instructions before completing this Letter of Transmittal.
Kingsdale Shareholder Services Inc., your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

This Letter of Transmittal is for use by registered holders (the “Shareholders”) of common shares (the “Common Shares”) of Oromin Explorations Ltd. (“Oromin” or the “Company”) in connection with the special resolution (the “Arrangement Resolution”) that is being submitted for approval at the special meeting of Shareholders to be held on October 2, 2013.  If adopted, the Arrangement Resolution will approve a court-approved plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company and Teranga Gold Corporation (“Teranga”). Shareholders are referred to the Notice of Special Meeting and Management Proxy Circular dated as of August 30, 2013 (the “Circular”) that accompanies this Letter of Transmittal. Capitalized Terms used but not defined in this Letter of Transmittal that are used in the Circular have the respective meanings set out in the Circular, including the schedules attached thereto.

If the Arrangement Resolution is passed, the Final Order is obtained, all requirements of the BCBCA relating to the Arrangement are completed and all other conditions to closing set out in the Arrangement Agreement are satisfied or waived, the Effective Date of the Arrangement is anticipated to be on or about October 7, 2013. Under the Arrangement, Teranga will acquire all issued and outstanding Common Shares that it does not currently own, and the Company will become a wholly-owned subsidiary of Teranga.

Pursuant to the Arrangement Agreement, no fractional shares will be issued in connection with the Arrangement and, in the event that a Shareholder would otherwise be entitled to receive a fractional Teranga Share upon completion of the Arrangement, such fraction will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number.

It is recommended that Shareholders return this Letter of Transmittal as soon as possible, together with all other required documents and the accompanying Common Share certificate(s) representing their Common Shares, to Kingsdale Shareholder Services Inc. (the “Depositary”) at the address set forth on the back page of this Letter of Transmittal as soon as possible. If you are a U.S. Person (as defined in Instruction 6, “Substitute Form W-9 for U.S. Persons Only”), you must also complete the Substitute Form W-9 set forth on page 6 (see Instruction 6, “Substitute Form W-9 for U.S. Persons Only”).

TO:                                                 OROMIN EXPLORATIONS LTD.

AND TO:                   KINGSDALE SHAREHOLDER SERVICES INC. (the “Depositary”), at its office set out below.

In connection with the Arrangement, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Common Shares, the details of which are as follows:

Certificate number(s)	Name in which Registered (please print and fill-in exactly as name(s) appear on certificates)	Number of Common Shares Deposited

Total:

Note: Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form above.

It is understood that, following the Effective Date, upon receipt of this Letter of Transmittal duly and properly completed and executed in accordance with the instructions set out below, the certificate(s) representing the Common Shares deposited herewith (the “Deposited Shares”) and any additional documents that as the Company or the Depositary may reasonably require, the Depositary will deliver or cause to be delivered to the undersigned a certificate representing the Teranga Shares, to which the undersigned is entitled to receive under the Arrangement.

Any certificate which immediately before the Effective Date represented Common Shares and which has not been duly surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, Teranga or the Depositary. On such date, all Teranga Shares to which the former holder of such certificates was entitled shall be deemed to have been surrendered to Teranga. Accordingly, persons who deposit certificates for Teranga Shares after the sixth anniversary of the Effective Date will not receive Teranga Shares, will not own any interest in Teranga, and will not be paid any cash or other compensation.

The undersigned acknowledges receipt of the Circular and covenants, represents and warrants in favour of each of the Company, Teranga and the Depositary that: (a) the undersigned is the registered owner of the Deposited Shares; (b) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any person; (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares; (d) the surrender of the Deposited Shares complies with applicable laws; (e) the undersigned has good and marketable title to the Deposited Shares, and such Deposited Shares are free and clear of any liens, restrictions, charges, encumbrances, claims and rights of others; and (f) all information provided in this Letter of Transmittal by the undersigned is accurate and complete. These representations and warranties shall survive the completion of the Arrangement.

Except with respect to any proxy deposited in connection with the Arrangement Resolution or the Meeting, the undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, other than as granted in this Letter of Transmittal. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned (a) covenants under the terms of this Letter of Transmittal to execute, upon request of Oromin or the Depositary, any additional documents, transfers, signature guarantees and other assurances as may be necessary or desirable to duly complete the deposit of the Deposited Shares and, if applicable, (b) irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of the Oromin and any other person designated by Oromin in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the undersigned with respect to such matters, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), and (c) acknowledges that all authority herein conferred or agreed to be conferred is, to the greatest extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the greatest extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of the undersigned for the purposes of transmitting Common Shares and receipt thereof by the Depositary will be deemed to constitute receipt by persons depositing Common Shares in connection with the Arrangement. Settlement with each holder of Deposited Shares will be made by the Depositary or caused to be made by forwarding a certificate representing Teranga Shares.

Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the applicable certificate(s) representing Teranga Shares will be issued in the name of the registered holder of the Deposited Shares. The certificate(s) representing Teranga Shares will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Teranga Shares will be sent to the address of the depositing Shareholder as shown on the register of the Company maintained by its transfer agent.

It is understood that the undersigned will not receive a certificate(s) representing Teranga Shares in respect of the Deposited Shares until after the Arrangement is consummated and until the certificate(s) representing the Common Shares registered in the name of the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary or Oromin may require, and until the same are processed for payment by the Depositary. If the Arrangement is not completed for any reason, the enclosed share certificates and all other ancillary documents will be returned forthwith to the undersigned by first-class mail in the name of and to the address specified by the undersigned in Box B of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Oromin’s transfer agent.

By reason of the use by the undersigned of an English language form of Letter of Transmittal and the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A	BOX B
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
ISSUE CERTIFICATE(S) IN THE NAME OF:	SEND CERTIFICATE(S) TO:
(please print or type)	(please print or type)
☐ Same as address in Box A, or to:
(Name)

(Name)
(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (or Zip) Code))	(City and Province or State)

(Telephone — Business Hours)	(Country and Postal (or Zip) Code))

(Tax Identification, Social	(Telephone — Business Hours)
Insurance or Social Security Number)
(Tax Identification, Social
Insurance or Social Security Number)
BOX C	BOX D
SIGNATURE GUARANTEE	SIGNATURE

Signature Guaranteed by:	DATED:	, 2013
(if required under Instruction 3)

Authorized Signature	Signature of Shareholder (and any Joint
Shareholder) or Authorized Representative
(See Instruction 2)

Name of Guarantor (please print clearly or type)	Name of Shareholder (please print clearly or type)

Address, including postal or zip code	Name of Authorized Representative,
(please print clearly or type)	if applicable (please print clearly or type)

Telephone Number of Shareholder

BOX E

STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW

(See Instruction 9)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐                                    The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐                                    The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of Common Shares that is either (a) providing an address in Box A that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal income tax purposes.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction Error! Reference source not found., “Important Tax Information For U.S. Shareholders”.

If you are a U.S. Shareholder, you must also complete the accompanying Substitute Form W-9.

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE	Part I — Taxpayer Identification Number -
Form W-9 Department of the Treasury Internal Revenue Service

For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Social Security Number OR Employer Identification Number
Payor’s Request for Taxpayer Identification Number (“TIN”)
	Name		(If awaiting TIN, write “Applied For”)

Business Name

	☐	Please check appropriate box

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

	☐	Individual/Sole Proprietor
	☐	C Corporation
	☐	S Corporation
	☐	Partnership
	☐	Trust/Estate
	☐	Other
	☐	Limited Liability Company.	Exempt ☐
Enter the tax classification (S = S corporation, C = C corporation, P = partnership):

Address

City, State, Zip Code

Part III — Certification - Under penalties of perjury, I certify that:

(1)                                 The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2)                                 I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Services (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)                                 I am a U.S. citizen or other U.S. Person (defined below).

Certification Instructions — You must cross out (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

DEFINITION OF A U.S. PERSON: For U.S. federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

It is strongly recommended that, prior to completing this Letter of Transmittal, you read the Circular.

This Letter of Transmittal (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying Certificate(s) representing Common Shares and all other documents required by the Company and the Depositary must be received by the Depositary at the offices of the Depositary specified on this Letter of Transmittal.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) (or a Book-Entry Confirmation, as applicable) representing Common Shares and all other requisite documents is at the option and sole risk of the Person delivering same, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the offices of the Depositary specified in this Letter of Transmittal. Alternatively, if sent by mail, registered mail, with return receipt is recommended. Non-registered Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder for assistance in completing this Letter of Transmittal and depositing their Common Shares. Delivery to an office other than the specified office does not constitute delivery for this purpose.

2.                                      Signing this Letter of Transmittal

(a)                                 This Letter of Transmittal must be duly completed and signed by the Shareholder or by the Shareholder’s duly authorized representative. If signed by the registered Shareholder, the signature must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing Common Shares is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of the Company:

(i)                                     the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)                                  the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)                               such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of Common Share certificate(s) deposited herewith or if the certificate(s) representing Common Shares is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of the Company, such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either Teranga, at their sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.                                      Delivery Instructions

If any share certificate is to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal entitled “Registration Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any certificates issued in exchange for Deposited Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of the Company or its registrar and transfer agent. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.                                      Substitute Form W-9 for U.S. Persons Only

United States federal income tax law generally requires a U.S. Person who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a U.S. Person who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received from the Depositary. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

To prevent backup withholding, each U.S. Person must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. citizen or other U.S. person as defined on the attached Substitute Form W-9.

Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Person does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If a Shareholder has a U.S. address, but is not a U.S. Person, such holder is required to submit an appropriate and properly completed IRS Form W 8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W 9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE ARRANGEMENT; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

7.                                      Miscellaneous

(a)                                 If Deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)                                 No alternative, conditional or contingent surrender of Common Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Common Shares by executing this Letter of Transmittal (or a manually executed facsimile hereof).

(c)                                  Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

(d)                                 The Company and Teranga reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them.

(e)                                  Depositing Shareholders agree that such determination shall be final and binding. The Company and Teranga reserve the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by the Company and Teranga in their sole discretion. No deposit of Deposited Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on the Company, Teranga or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. The Company and Teranga’s interpretation of the terms and conditions of the Arrangement, the Circular and this Letter of Transmittal will be final and binding

(f)                                  Additional copies of the Circular and this Letter of Transmittal may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

(g)                                  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario.

8.                                      Lost Certificates

If a certificate representing Common Shares has been lost, stolen, destroyed, the registered holder of that certificate should immediately contact the Depositary (see back cover page for address and telephone numbers). Such registered Shareholder will be required to complete and submit certain documentation, including a bond and/or indemnity, before such registered Shareholder can receive the Teranga Shares under the Plan of Arrangement. This Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary who will respond with the replacement requirements.

9.                                      Privacy Notice

The Depositary is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website at www.kingsdaleshareholder.com, or by writing us at 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

10.                               Requests for Assistance or Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of the Circular or this Letter of Transmittal may be obtained without charge on request from the Depositary at the telephone number and address set forth on the back page of this Letter of Transmittal. Non-registered Shareholders may also contact their local broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

FOR U.S. PERSONS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:			Give Name and Taxpayer Identification Number of
1.	Individual		The Individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
	c.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
	d.	Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust
5.	Sole proprietorship or a disregarded entity owned by an individual		The owner(3)
6.	Disregarded entity not owned by an individual		The owner
7.	A valid trust, estate, or pension trust		The legal entity(4)
8.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC treated as a partnership		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)                                 List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)                                 Circle the minor’s name and furnish the minor’s social security number.

(3)                                 You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)                                List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W- 7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(a)                                 An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

(b)                                 The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(c)                                  An international organization or any agency or instrumentality thereof;

(d)                                 A foreign government and any political subdivision, agency or instrumentality thereof;

(e)                                  A C corporation;

(f)                                   A financial institution;

(g)                                  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(h)                                 A real estate investment trust;

(i)                                     A common trust fund operated by a bank under Section 584(a);

(j)                                    An entity registered at all times during the tax year under the Investment Company Act of 1940;

(k)                                 A futures commission merchant registered with the Commodity Futures Trading Commission; and

(l)                                     A foreign central bank of issue.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH

YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1)                                 Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)                                Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)                                 Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

The Depositary is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-229-8651

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions and requests for assistance may be directed to the Depositary at the telephone number, e-
mail address and locations set out above.